UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Health Insurance Innovations, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

42225K106
(CUSIP Number)

Michael W. Kosloske c/o Health Insurance Innovations, Inc. 15438 N. Florida Avenue, Suite 201 Tampa, Florida 33613 (877) 376-5831
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No: 42225K106	13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Michael W. Kosloske
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 3,841,667
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 3,841,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.38%
14	TYPE OF REPORTING PERSON IN

CUSIP No: 42225K106	13D/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Health Plan Intermediaries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 3,841,667
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 3,841,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No: 42225K106	13D/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Health Plan Intermediaries Sub, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 3,841,667
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 3,841,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No: 42225K106	13D/A	Page 5 of 9 Pages

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Michael W. Kosloske (“Kosloske”), Health Plan Intermediaries, LLC, a Florida limited liability company (“HPI”), and Health Plan Intermediaries Sub, LLC, a Delaware limited liability company (“HPIS,” together with HPI, the “HII Entities”) to amend the Schedule 13D (the “Original Schedule 13D”) which was originally filed on February 22, 2013 relating to the Class A common stock of Health Insurance Innovations, Inc., a Delaware corporation (the “Issuer”), as previously amended by Amendment No. 1 thereto on February 7, 2015.

The principal executive offices of the Issuer are located at 15438 N. Florida Avenue, Suite 201, Tampa, Florida 33613.

Item 2.  Identity and Background.

This Amendment is being filed by (i) the HII Entities by virtue of their direct ownership in the Issuer’s Class B common stock and their direct ownership in Health Plan Intermediaries Holdings, LLC’s (“HPIH”) membership interests, and (ii) Kosloske by virtue of his control of the HII Entities and his direct ownership in the Issuer’s Class A common stock.  Kosloske is the sole member and primary manager of HPI and has sole voting and dispositive power over the shares held by HPI.  HPI is the sole managing member of HPIS and has sole voting and dispositive power over the shares held by HPIS.  Kosloske, by virtue of his control of HPI and HPI’s control of HPIS, may be deemed to beneficially own all the shares of Class B common stock of the Issuer held of record by each of HPI and HPIS and all of the membership interests of HPIH held of record by each of HPI and HPIS.  The HII Entities and Kosloske are collectively referred to herein as the “Reporting Persons” and individually referred to as a “Reporting Person.”

HPI is a Florida limited liability company, and HPIS is a Delaware limited liability company. The HII Entities have no executive officers and do not conduct any operations other than in connection with their holdings of the Issuer’s Class B common stock and HPIH’s membership interests.  The address of the principal executive offices of the HII Entities is 15438 N. Florida Avenue, Suite 201, Tampa, Florida 33613.

Kosloske is a citizen of the United States and is the founder, Chief of Product Innovation, and a director of the Issuer.  The principal business address of Kosloske is c/o Health Insurance Innovations, Inc., 15438 N. Florida Avenue, Suite 201, Tampa, Florida 33613.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

At the time of the filing of the Original Schedule 13D, HPI directly owned 8,580,000 shares of Class B common stock of the Issuer, and HPIS directly owned 86,667 shares of Class B common stock of the Issuer.  In addition, HPI directly owned 8,580,000 membership interests of HPIH, and HPIS directly owned 86,667 membership interests of HPIH.  These shares of Class B common stock and membership interests were received in a reclassification of the outstanding common stock of the Issuer and of the outstanding membership interests in HPIH effected immediately prior to the initial public offering of the Class A common stock of the Issuer in February 2013.

Pursuant to an exchange agreement entered into in February 2013 (the “Exchange Agreement”), the HII Entities (and certain permitted transferees) may, from and after February 13, 2013 (subject to the terms of the Exchange Agreement), exchange each share of Class B common stock, together with a membership interest of HPIH, for one share of Class A common stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.  As a holder exchanges its interests, the Issuer’s interest in HPIH is correspondingly increased.  The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of the Exchange Agreement incorporated herein as Exhibit 2 hereto.

CUSIP No: 42225K106	13D/A	Page 6 of 9 Pages

As a result of the Exchange Agreement, the Reporting Persons were deemed to have acquired beneficial ownership of 8,666,667 shares of Class A common stock as of the date of the Exchange Agreement.

The following transactions have occurred with respect to such securities and/or with respect to the Reporting Persons since the date of filing of the Original Schedule 13D:

Under the Exchange Agreement, on or around March 8, 2013, HPI exchanged 100,000 shares of Class B common stock of the Issuer and 100,000 membership interests of HPIH for 100,000 shares of Class A common stock of the Issuer.  HPI then sold those 100,000 shares of Class A common stock of the Issuer.

On December 9, 2013, the Issuer granted Kosloske 155,000 shares of Class A common stock of the Issuer under the Issuer’s Long Term Incentive Plan.  Between December 9, 2013 and July 2, 2014, Kosloske sold or otherwise disposed of 154,900 of those shares of Class A common stock of the Issuer.  As a result of these sales and other dispositions, Kosloske now individually owns 100 shares of Class A common stock of the Issuer.

Under the Exchange Agreement, on August 20, 2014, HPI exchanged 1,707,549 shares of Class B common stock of the Issuer and 1,707,549 membership interests of HPIH for 1,707,549 shares of Class A common stock of the Issuer.  On that same date, HPIS exchanged 17,451 shares of Class B common stock of the Issuer and 17,451 membership interests of HPIH  for 17,451 shares of Class A common stock of the Issuer.  Following those exchanges, on August 20, 2014, HPI and HPIS sold such shares of Class A common stock of the Issuer in an underwritten public offering.  The public offering price of the shares was $12.15 per share, but with the $0.6075 per share underwriting discount, HPI and HPIS only received $11.5425 per share (before deducting offering expenses borne by the Reporting Persons).

Under the Exchange Agreement, on March 13, 2017, HPI exchanged 2,970,000 shares of Class B common stock of the Issuer and 2,970,000 membership interests of HPIH for 2,970,000 shares of Class A common stock of the Issuer.  On that same date, HPIS exchanged 30,000 shares of Class B common stock of the Issuer and 30,000 membership interests of HPIS for 30,000 shares of Class A common stock of the Issuer.  Following those exchanges, on March 13, 2017, HPI and HPIS sold such shares of Class A common stock of the Issuer in an underwritten public offering.  The public offering price of the shares was $14.00 per share, but with the $0.84 per share underwriting discount, HPI and HPIS only received $13.16 per share (before deducting offering expenses borne by the Reporting Persons).  For purposes hereof, this transaction is referred to as the “March 2017 Transaction.”

Following the transactions described above, Kosloske directly owns 100 shares of Class A common stock of the Issuer, HPI directly owns 3,802,451 shares of Class B common stock of the Issuer, and HPIS directly owns 39,216 shares of Class B common stock of the Issuer.  In addition, HPI directly owns 3,802,451 membership interests of HPIH, and HPIS directly owns 39,216 membership interests of HPIH.

All of the Reporting Persons may be deemed to beneficially own all of the shares held by all of the other Reporting Persons, except for the 100 shares of Class A common stock of the Issuer held directly by Kosloske, which shares are not beneficially owned by HPI or HPIS.

Item 4.  Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the Issuer’s Class A common stock, the Issuer’s Class B common stock, and HPIH’s membership interests (and the beneficial ownership of the Class A common stock reported herein) were acquired for investment purposes.  The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

CUSIP No: 42225K106	13D/A	Page 7 of 9 Pages

Except as otherwise described in this Amendment, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.  However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 15,756,384 shares of the Issuer’s Class A common stock outstanding as of March 1, 2017 assuming that all of Issuer’s Class B common stock was converted to Class A Common Stock and after giving effect to the March 2017 Transaction:

(a)	Kosloske directly owns 100 shares of Class A common stock of the Issuer. These shares represent less than 1% of the total number of shares of Class A common stock outstanding.

HPI directly owns 3,802,451 shares of Class B common stock of the Issuer, and HPIS directly owns 39,216 shares of Class B common stock of the Issuer.  In addition, HPI directly owns 3,802,451 membership interests of HPIH, and HPIS directly owns 39,216 membership interests of HPIH. As noted above, pursuant to the Exchange Agreement, the HII Entities (and certain permitted transferees) may exchange each share of Class B common stock, together with a membership interest of HPIH, for one share of Class A common stock of the Issuer on a one-for-one basis.  The Class B common stock of HPI and HPIS represent 24.13% and 0.25%, respectively, of the total number of shares of Class A common stock outstanding (assuming the conversion of the Class B common stock).  Kosloske is the sole member and primary manager of HPI, and has sole voting and dispositive power over the shares held by HPI.  HPI is the sole managing member of HPIS and has sole voting and dispositive power over the shares held by HPIS.

The Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d) under the Exchange Act, and the group may be deemed, collectively, to beneficially own (i) all the shares of the Issuer’s Class B common stock and HPIH’s membership interests held of record by each of HPI and HPIS, and (ii) all of the shares of Class A common stock held of record  by Kosloske.  To the best of the Reporting Persons’ knowledge, as of the date hereof, the group may be deemed to beneficially own an aggregate of 3,841,767 shares of Class A common stock (based upon the group’s aggregate holdings of 3,841,767 shares of the Issuer’s Class B common stock, 3,841,767 of HPIH’s membership interests, and 100 shares of the Issuer’s Class A common stock), or 24.38% of the Issuer’s outstanding shares of Class A common stock.

(b)	Kosloske has the sole power to vote and dispose of the 100 shares of Class A common stock that he directly owns.

The Reporting Persons have and will have the sole power to vote and dispose of the shares of the Class A common stock that they beneficially own, by virtue of the relationships described above, except for the 100 shares of Class A common stock held of record by Kosloske.

(c)
Other than as described above, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected a transaction in membership interests in HPIH or shares of Class A common stock or Class B common stock during the past 60 days.

(d)
Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)	Not applicable.

CUSIP No: 42225K106	13D/A	Page 8 of 9 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are two agreements that relate to the shares of Class B common stock and membership interests held by HPI and HPIS – the Exchange Agreement (as defined above) and the Registration Rights Agreement described below.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement and the Registration Rights Agreement, which are incorporated by reference as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

REGISTRATION RIGHTS AGREEMENT

In February 2013, the HII Parties entered into a Registration Rights Agreement with the Issuer.  This agreement provides the HII Parties with the right to require the Issuer, at the Issuer’s expense, to register shares of the Issuer’s Class A common stock that are issuable upon exchange of membership interests of HPIH (and an equal number of shares of the Issuer’s Class B common stock of the Issuer) for shares of Issuer’s Class A common stock.  The agreement also provides that the Issuer will pay certain expenses of the HII Parties (and their affiliates) relating to such registrations and indemnify the HII Parties against certain liabilities, which may arise under the Securities Act.  In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.  The Issuer has filed a registration statement in accordance with the terms of the Registration Rights Agreement.

Item 7.  Material to Be Filed as Exhibits.

EXHIBIT	DOCUMENT
1	Joint Filing Agreement dated February 22, 2013 among the Reporting Persons.*

2
Exchange Agreement dated as of February 13, 2013 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 13, 2013).

3
Registration Rights Agreement dated as of February 13, 2013 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 13, 2013).

__________________
 * Previously filed.

CUSIP No: 42225K106	13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2017	MICHAEL W. KOSLOSKE By: /s/ Michael W. Kosloske Name: Michael W. Kosloske

HEALTH PLAN INTERMEDIARIES, LLC By: /s/ Michael W. Kosloske Name: Michael W. Kosloske Title: Authorized Signatory

HEALTH PLAN INTERMEDIARIES SUB, LLC By: /s/ Michael W. Kosloske Name: Michael W. Kosloske Title: Authorized Signatory